Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Platinum Underwriters Holdings, Ltd.:

We consent to the incorporation by reference in the registration statements (Nos. 333-104257 and 333-133521) on Form S-8 and (No. 333-113823) on Form S-3 of Platinum Underwriters Holdings, Ltd. and subsidiaries (“Platinum”) of our reports dated February 26, 2009, with respect to the consolidated balance sheets of Platinum as of December 31, 2008 and 2007, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Platinum.

/s/ KPMG LLP

New York, New York
February 26, 2009